

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631**

April 18, 2013

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Fordgate Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

>   **Re: Fordgate Acquisition Corporation
>   Registration Statement on Form 10
>   Filed October 10, 2012
>   File No. 0-54826**

Dear Mr. Cassidy:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Very truly yours,

                              /s/ Era Anagnosti

                              for Pamela A. Long
                              Assistant Director